Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($’s in millions except Ratio of Earnings to Fixed Charges)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income Before Provision for Income Taxes	348.6	396.0	378.3	368.1	387.9
Add Back: Fixed Charges
Interest Expense	43.3	40.7	39.5	37.0	46.0
Interest Component of Rental Expense[1]	9.6	10.0	9.9	10.3	9.5

Earnings as Adjusted	401.5	446.7	427.7	415.4	443.4

Fixed Charges:
Interest Expense	43.3	40.7	39.5	37.0	46.0
Interest Component of Rental Expense	9.6	10.0	9.9	10.3	9.5

Total Fixed Charges	52.9	50.7	49.4	47.3	55.5

Ratio of Earnings to Fixed Charges	7.6	8.8	8.7	8.8	8.0

1	Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of our facilities under operating leases.